April 8, 2009

Mark C. Amorosi

D 202.778.9351
F 202.778.9100
mark.amorosi@klgates.com

VIA IDEA

Mr. Sonny Oh
U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:	Responses to Certain Comments on Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are certain comments that you provided on March 17, 2009 concerning Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2009, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which will be reflected in a Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A filed with the SEC. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

Please explain to the staff the basis upon which the AXA Growth Strategy Portfolio, to be structured as a fund-of funds portfolio, complies with the applicable sections and rules under the Investment Company Act of 1940, as amended (“1940 Act”).

The Portfolio will be structured as a fund-of-funds in compliance with Section 12(d)(1)(G) of the 1940 Act and the rules thereunder. The Portfolio reserves the right to rely on any other exemption available under the 1940 Act and rules thereunder and any other relevant SEC or SEC staff interpretation.

Sonny Oh
April 8, 2009

PROSPECTUS

1.        General

Please switch the order of “More About Investment Strategies & Risks” and “Fees and Expenses of the Portfolio” in accordance with General Instruction C.3.(a) of Form N-1A.

The Trust has made the requested change.

2.        Portfolio Fees and Expenses

(a)	Please add after the second sentence of the preamble to the annual portfolio operating expense table that if such fees and expenses were reflected, overall fees and expenses would be higher.

The Trust has made the requested change.

(b)	Please modify the last sentence of the preamble to the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust has reorganized the language in the preamble to clarify that the relevant statement refers only to fees imposed at the Portfolio level and that information about Contract fees and expenses may be found in the Contract prospectuses.

(c)	Please clarify the third bullet point under “Example” on page 16.

The Trust has made the requested change.

(d)

In the second paragraph under “Example,” please modify the statement that costs would be the same whether or not you redeemed your shares at the end of these periods. The statement is misleading because many contracts impose a contingent deferred sales charge at the end of 1 and 3 years.

The Trust respectfully disagrees with the comment, but has revised the disclosure to further clarify that Contract fees and charges are not reflected in the Example.

Sonny Oh

April 8, 2009

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Should you have any further comments on these matters, or any questions, please contact William MacGregor of AXA Equitable Life Insurance Company at (212) 314-5280, Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
K&L Gates LLP